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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                     Hanover Capital Mortgage Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    410761209
                                 (CUSIP Number)

                                 March 16, 1998
              (Date of Event which Requires Filing this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G

CUSIP No. 410761209

1.       NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                  a [ ]
                                                  b [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF
SHARES                     5.       SOLE VOTING POWER
BENEFICIALLY                                30,000
OWNED BY
EACH                       6.       SHARED VOTING POWER
REPORTING                                  441,500
PERSON
WITH                       7.       SOLE DISPOSITIVE POWER
                                            30,000

                           8.       SHARED DISPOSITIVE POWER
                                           441,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            471,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            7.3%

12.      TYPE OF REPORTING PERSON*
                                            IN

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SCHEDULE 13G

CUSIP No. 410761209

1.       NAME OF REPORTING PERSON
         S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                  a [ ]
                                                  b [ ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF
SHARES                     5.       SOLE VOTING POWER
BENEFICIALLY                                41,000
OWNED BY
EACH                       6.       SHARED VOTING POWER
REPORTING                                   441,500
PERSON
WITH                       7.       SOLE DISPOSITIVE POWER
                                            41,000

                           8.       SHARED DISPOSITIVE POWER
                                            442,500

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            483,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            7.5%

12.      TYPE OF REPORTING PERSON*
                                            IN

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Item 1(a):                 Name of Issuer:
                           --------------
                           Hanover Capital Mortgage Holdings, Inc.
                           (the "Company")

Item 1(b):                 Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------
                           90 West Street, Suite 1508
                           New York, NY 10006

Items 2(a)                 Name of Person Filing; Address of Principal
and 2(b):                  Business Office:
                           -------------------------------------------
                           The Statement is being filed by (1) Lawrence M. Blau
                           ("Mr. Blau"), a United States citizen, (a) as owner of his Individual Retirement Account and (b) in his capacity as (i) one of the two managing partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"), and
                           (ii) chairman of BEM International Management Ltd., a corporation organized under the laws of Bermuda ("BEM
                           International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM
                           International") and, together with BEM, the "Funds");
                           and (2) Mark Metzger ("Mr. Metzger"), a United States citizen, (a) in his individual capacity, (b) as owner of his Individual Retirement Account, (c) as investment manager of the (i) the Beth and Mark
                           Metzger Foundation and (ii) an individual account as to which he has investment direction (the
                           "Discretionary Account"), and (d) in his capacity as
                           (i) one of the two managing partners of BEM and (ii) vice chairman of BEM International Management. Mr.
                           Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                           Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as chairman and vice chairman, respectively, of BEM International Management and pursuant to various contractual arrangements are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 32nd Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr.Metzger. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

Item 2(c):                 Citizenship:
                           -----------
                           Mr. Blau and Mr. Metzger are United States citizens.

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Item 2(d):                 Title of Class of Securities:
                           ----------------------------
                           Common stock, par value $.01 per share ("Common Stock").

Item 2(e):                 CUSIP Number:
                           ------------
                           410761209

Item 3:                    If this statement is filed pursuant to
                           Section 240.13d-1(c), check this box  [X]
                           ----------------------------------------------------

Items 4(a)-(c):            Ownership:
                           ---------
                           Mr. Blau has beneficial ownership for purposes of
                           Section 13(d) of the Securities Exchange Act of 1934
                           ("Beneficial Ownership") of, and sole voting and dispositive power with respect to, 30,000 shares of Common Stock and Beneficial Ownership of 441,500 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM
                           International Management, for the management of BEM
                           International. The aggregate of such shares (471,500) represent approximately 7.3% of the issued and outstanding shares of Common Stock. Mr. Blau shares with Mr. Metzger voting power and dispositive power over the 441,500 shares of Common Stock held by the Funds.

                           Mr. Metzger has Beneficial Ownership of, and sole voting and dispositive power with respect to, 41,000 shares of Common Stock and Beneficial Ownership of 441,500 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of BEM International. Mr. Metzger also has Beneficial Ownership and shared dispositive power over 1,000 shares of Common Stock held in an account over which he has investment discretion. The aggregate of such shares (483,500) represent approximately 7.5% of the issued and outstanding shares of Common Stock. Mr. Blau shares with Mr. Metzger voting power and dispositive power over the 441,500 shares of Common Stock held by the Funds.

                           The shares of Common Stock which are the subject of this statement are held by BEM (332,000 shares), BEM International (109,500 shares), Mr. Blau's Individual Retirement Account (30,000 shares), Mr. Metzger (20,000 shares), Mr. Metzger's Individual Retirement Account (20,000 shares), the Beth and Mark Metzger Foundation (1,000 shares), and the Discretionary Account (1,000 shares).

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                           The percentages used herein are calculated based upon
                           the 6,466,677 shares of Common Stock stated to be issued and outstanding as of November 7, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

Item 5:                    Ownership of the Five Percent of Less of Class:
                           ----------------------------------------------
                           Not Applicable.

Item 6:                    Ownership of More Than Five Percent on Behalf
                           of Another Person:
                           ---------------------------------------------
                           No person other than those identified in Item 4 above and the partners of BEM and the shareholders of BEM International is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Common Stock.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                           ----------------------------------------------------
                           Not Applicable.

Item 8:                    Identification and Classification of Members
                           of the Group:
                           --------------------------------------------
                           Not Applicable.

Item 9:                    Notice of Dissolution of Group:
                           ------------------------------
                           Not Applicable.

Item 10:                   Certification:
                           -------------
                           By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   Signature


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1998




                                          /s/ Lawrence M. Blau
                                     ----------------------------------
                                              Lawrence M. Blau



                                          /s/ Mark Metzger
                                     ----------------------------------
                                              Mark Metzger











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                                  EXHIBIT INDEX




Exhibit A:             Joint filing agreement, dated March 16, 1998,
                       among the signatories to this Schedule 13G.